                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                SINA Corporation

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                                (Name of Issuer)


                   Ordinary Shares, par value $0.133 per share
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                         (Title of Class of Securities)


                                    G81477104

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                                 (CUSIP Number)


                                  Daniel Zhang
                    Shanda Interactive Entertainment Limited
                    No. 1 Office Building, No. 690 Bibo Road
                     Pudong New Area, Shanghai, China 201203
                           Telephone: +86-21-5050-4740

                                 with a copy to:

                                  Leiming Chen
                         Simpson Thacher & Bartlett LLP
               ICBC Tower, 35/F, 3 Garden Road, Central, Hong Kong
                               Tel: +852-2514-7630

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 8, 2007
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                       (Continued on the following pages)
                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Shanda Interactive Entertainment Limited ....................................


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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   [X]....................................................................
   (b)   [ ]....................................................................

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3. SEC Use Only ................................................................


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4. Source of Funds (See Instructions) ..........................................

   WC, AF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)  [ ].................................................................

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6. Citizenship or Place of Organization ........................................

     Cayman Islands



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                 7. Sole Voting Power  .........................................

                    2,118,278 ordinary shares


                 ---------------------------------------------------------------
  Number of      8. Shared Voting Power  .......................................
    Shares
 Beneficically      N/A
   Owned by      ---------------------------------------------------------------
     Each        9. Sole Dispositive Power .....................................
  Reporting
 Person With        2,118,278 ordinary shares
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power  .................................

                     N/A

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11. Aggregate Amount Beneficially Owned by Each Reporting Person  ...........

    2,118,278 ordinary shares



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CUSIPH No.OG81477104.......................................Page 3 of 12 Pages

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [ ]..........................................................


--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11).........................

     3.9%(1)

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14. Type of Reporting Person (See Instructions)

    CO

----------
(1) Based on 53,925,270 ordinary shares outstanding as of November 3, 2006, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIPH No.OG81477104.......................................Page 4 of 12 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Skyline Media Limited .......................................................

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]......................................................................
   (b) [ ]......................................................................

--------------------------------------------------------------------------------

3. SEC Use Only ................................................................

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) ..........................................

        PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]................................................................

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6. Citizenship or Place of Organization   ......................................

   British Virgin Islands

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                 7.  Sole Voting Power  ........................................

                     2,118,278 ordinary shares


                 ---------------------------------------------------------------
  Number of      8.  Shared Voting Power  ......................................
    Shares
 Beneficically       N/A
   Owned by      ---------------------------------------------------------------
     Each        9.  Sole Dispositive Power ....................................
  Reporting
 Person With         2,118,278 ordinary shares
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power  .................................

                     N/A

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11. Aggregate Amount Beneficially Owned by Each Reporting Person  ........

    2,118,278 ordinary shares (indirectly through Shanda Interactive Entertainment Limited)

CUSIPH No.OG81477104........................................Page 5 of 12 Pages

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [ ]..........................................................

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)..........................

    3.9%(2)

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
----------
(2) Based on 53,925,270 ordinary shares outstanding as of November 3, 2006, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIPH No.OG81477104........................................Page 6 of 12 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Skyline Capital International Limited .......................................


--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]......................................................................
   (b) [ ]......................................................................

--------------------------------------------------------------------------------
3. SEC Use Only ................................................................

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) ..........................................

   PF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) [ ]..................................................................

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization   .................................

   British Virgin Islands

--------------------------------------------------------------------------------
                 7.  Sole Voting Power  ........................................

                     2,118,278 ordinary shares (indirectly through Skyline Media Limited and Shanda Interactive Entertainment Limited)


                 ---------------------------------------------------------------
  Number of      8.  Shared Voting Power  ......................................
    Shares
 Beneficically       N/A
   Owned by      ---------------------------------------------------------------
     Each        9.  Sole Dispositive Power ....................................
  Reporting
 Person With         2,118,278 ordinary shares (indirectly through Skyline Media
                     Limited and Shanda Interactive Entertainment Limited)

                 ---------------------------------------------------------------
                 10. Shared Dispositive Power  .................................

                     N/A

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person  ........

    2,118,278 ordinary shares (indirectly through Skyline Media Limited and Shanda Interactive Entertainment Limited)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [ ]...........................................................

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)..........................
    3.9%(3)


--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
----------
(3) Based on 53,925,270 ordinary shares outstanding as of November 3, 2006, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIPH No.OG81477104........................................Page 8 of 12 Pages


     This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by the Reporting Persons (defined below) to amend and supplement certain information contained in the Schedule 13D dated February 18, 2005 (the "Original Filing") as amended by an amendment dated November 7, 2006 (the "Amendment No. 1"), as follows:

ITEM 1. SECURITY AND ISSUER

     This Amendment relates to ordinary shares, par value $0.133 per share, (the "Shares") of SINA Corporation (the "Issuer"), a Cayman Islands company, with its principal office located at Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, China.

ITEM 2. IDENTITY AND BACKGROUND

         ITEM 2(a) THROUGH ITEM 2(c), ITEM 2(f)

     This Amendment is being filed jointly by (i) Shanda Interactive Entertainment Limited ("Shanda"), a Cayman Islands limited company, (ii) Skyline Media Limited ("Skyline"), a British Virgin Islands limited company and the holder of approximately 56.6% of the outstanding ordinary shares of Shanda, and
(iii) Skyline Capital International Limited ("SCIL"), a British Virgin Islands limited company and the sole shareholder of Skyline. Shanda, Skyline and SCIL are referred to collectively herein as the "Reporting Persons".

     Shanda is a holding company listed on the Nasdaq National Market under the symbol "SNDA" whose operating subsidiaries are principally engaged in the business of operating online games in China. Skyline and SCIL are principally engaged in the business of holding securities.

     The principal business address of each of the Reporting Persons is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203.

     Attached as Appendix A to Item 2 is certain information with respect to the executive officers, directors and principal shareholders of the Reporting Persons as to which such information is required to be disclosed in response to
Item 2 and General Instruction C to Schedule 13D.

         ITEM 2(d) AND ITEM 2(e)

     None of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective executive officers or directors, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIPH No.OG81477104........................................Page 9 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As disclosed in the Original Filing, an aggregate consideration of $230,430,727 was used to purchase an aggregate number of 9,821,765 Shares and Shares not purchased by Shanda were subsequently transferred to Shanda so that all 9,821,765 Shares would be held by Shanda. On November 6, 2006, 3,703,487 Shares were sold by Shanda in compliance with Rule 144 pursuant to a letter agreement with Citigroup Global Markets Inc. ("Citigroup"), as market maker, for an aggregate consideration of $99,105,312 (the "First Sale"). As a result of the First Sale, the Reporting Persons' beneficial ownership in the Shares was reduced to 6,118,278 Shares. On February 8, 2007, 4,000,000 Shares were sold by Shanda in compliance with Rule 144 pursuant to a letter agreement with Citigroup, as market maker, for an aggregate consideration of $129,600,000 (the "Second Sale"). As a result of the Second Sale, the Reporting Persons' beneficial ownership in the Shares was reduced to 2,118,278 Shares.

ITEM 4. PURPOSE OF TRANSACTION

     As reported in the Original Filing and the Amendment No. 1, the Shares were acquired for strategic investment purposes with the intention of acquiring a substantial ownership position in the Issuer's Shares. As the result of the transaction with respect to which this Amendment No. 2 is made, the Reporting Persons expect to hold the remaining Shares in the Issuer for financial investment purposes. Depending upon the market performance of Issuer's Shares and Shanda's liquidity needs from time to time, the Reporting Persons may determine to sell all, or a portion from time to time, of the remaining Shares that they now own.

     Except as set forth in this Item 4, none of the Reporting Persons presently has plans or proposals to the best of its knowledge that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons beneficially own 2,118,278 Shares, constituting approximately 3.9% of the Issuer's issued and outstanding Shares, based on 53,925,270 Shares outstanding as of November 3, 2006, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

(b) The Reporting Persons have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of all 2,118,278 Shares beneficially owned by the Reporting Persons.

(c) On February 8, 2007, 4,000,000 Shares were sold by Shanda in compliance with Rule 144 on the Nasdaq Global Market pursuant to a letter agreement with Citigroup, as market maker, for an aggregate consideration of $129,600,000, or $32.40 per Share. During the 60 days prior to the filing date of this Amendment, no other transactions were effected by the Reporting Persons.

(d)  Not applicable.

(e) As a result of the Second Sale on February 8, 2007, the Reporting Persons ceased to be beneficial owners of more than 5.0% of the Shares.

CUSIPH No.OG81477104........................................Page 10 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On November 6, 2006, Shanda entered into a letter agreement with Citigroup in connection with the sale of 3,703,487 Shares by Shanda. The letter agreement provides for the purchase by Citigroup, as market maker, of 3,703,487 Shares in compliance with Rule 144 at a purchase price of $26.76 per Share. The foregoing description is hereby qualified in its entirety by the letter agreement between Shanda and Citigroup, a copy of which is attached to this Amendment as Exhibit
99.1 and which is incorporated herein by reference.

     On February 8, 2007, Shanda entered into a letter agreement with Citigroup in connection with the sale of 4,000,000 Shares by Shanda. The letter agreement provides for the purchase by Citigroup, as market maker, of 4,000,000 Shares in compliance with Rule 144 at a purchase price of $32.40 per Share. The foregoing description is hereby qualified in its entirety by the letter agreement between Shanda and Citigroup, a copy of which is attached to this Amendment as Exhibit
99.2 and which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1 Letter Agreement, dated November 6, 2006 between Shanda Interactive Entertainment Limited and Citigroup Global Markets Inc.

99.2 Letter Agreement, dated February 8, 2007, between Shanda Interactive Entertainment Limited and Citigroup Global Markets Inc.

99.3 Joint Filing Agreement between Shanda Interactive Entertainment Limited, Skyline Media Limited and Skyline Capital International Limited

CUSIPH No.OG81477104........................................Page 11 of 12 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007


SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:  /s/ Tianqiao Chen
--------------------------------------------------------------------------------
Signature

Tianqiao Chen / Chief Executive Officer
--------------------------
Name/Title



SKYLINE MEDIA LIMITED

By:  /s/ Tianqiao Chen
--------------------------------------------------------------------------------
Signature

Tianqiao Chen / Director and Attorney in Fact
--------------------------------------------------------------------------------
Name/Title



SKYLINE CAPITAL INTERNATIONAL LIMITED
By Shanda Media Limited,
its Director

By:  /s/ Tianqiao Chen
--------------------------------------------------------------------------------
Signature

Tianqiao Chen / Director and Attorney in Fact
--------------------------------------------------------------------------------
Name/Title

CUSIPH No.OG81477104........................................Page 12 of 12 Pages



                              APPENDIX A TO ITEM 2

     The following sets forth as to each of the directors, executive officers and principal shareholders of the Reporting Persons, the following information as required by Instruction C of the General Instructions for Schedule 13D: his/her name; his/her business address; and his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

     The directors of Shanda are Tianqiao Chen, Jun Tang, Danian Chen, Qianqian Luo, Chengyu Xiong, Jingsheng Huang, Qunzhao Tan, Yong Zhang and Bruno Wu. Each of the directors, other than Jun Tang, Jingsheng Huang and Bruno Wu, is a citizen of the People's Republic of China. Jun Tang, Jingsheng Huang and Bruno Wu are citizens of the United States of America. The principal occupation of Tianqiao Chen, Jun Tang, Danian Chen, Qunzhao Tan and Yong Zhang is as an executive officer of Shanda. The principal occupation of Qianqian Luo is as a director of Shanda. The principal occupation of Chengyu Xiong is as a professor and deputy dean of the School of Journalism and Communication at Tsinghua University. The principal occupation of Jingsheng Huang is as managing director at Bain Capital. The principal occupation of Bruno Wu is as chairman of The Sun Media Investment Holding Group of Companies.

     The principal executive officers of Shanda are Tianqiao Chen, as Chairman and Chief Executive Officer, Jun Tang, as President, Danian Chen, as Executive Senior Vice President, Haibin Qu, as Executive Senior Vice President, Qunzhao Tan as Executive Senior Vice President and Chief Technical Officer, Yong Zhang, as Vice President and Chief Financial Officer. Except as otherwise described, each of these executive officers is a citizen of the Peoples Republic of China and is principally engaged in such office. Jun Tang is a citizen of the United States of America. Other than as separately indicated below, the principal business address of the directors and officers of Shanda is c/o Shanda Interactive Entertainment Limited, No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 People's Republic of China. The principal business address of Chengyu Xiong is No.1 Qinghua Park, Haidian District, Beijing 100084 People's Republic of China. The principal business address of Jingsheng Huang is 2306, Jin Mao Tower, 88 Century Boulevard, Shanghai 200121 People's Republic of China. The principal business address of Bruno Wu is Room 1208, 12F, W3, Oriental Plaza, No.1 Chang An Ave., Dongcheng District, Beijing, People's Republic of China.

     Shanda is 56.6% owned by Skyline, the directors of which are Tianqiao Chen, Danian Chen and Qianqian Luo. Skyline does not have officers. The principal occupation and business address of the directors of Skyline are provided above. Skyline is wholly owned by SCIL which, in turn, is (i) 40% owned by SML which is wholly owned by Tianqiao Chen, (ii) 30% owned by Shanda Investment International Limited ("SIIL"), a British Virgin Islands limited company which is wholly owned by Danian Chen, and (iii) 30% owned by Fortune Capital Holdings Enterprise Limited ("FCHL"), a British Virgin Islands limited company which is wholly owned by Qianqian Luo.

     The directors of SCIL are SML, SIIL, and FCHL. SCIL does not have officers.

     The sole director and officer of SML is Tianqiao Chen. SML does not have officers. The principal occupation and business address of the director of SML are provided above.

     The sole director and officer of SIIL is Danian Chen. SIIL does not have officers. The principal occupation and business address of the director of SIIL are provided above.

     The sole director and officer of FCHL is Qianqian Luo. FCHL does not have officers. The principal occupation and business address of the director of FCHL are provided above.